[LETTERHEAD OF ICICI BANK]

May 24, 2007

VIA EDGAR AND EXPRESS COURIER

Ms. Sharon Blume, Reviewing Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re.:         ICICI Bank Limited
Form 20-F for the Fiscal Year Ended March 31, 2006 (File No. 1-15002)

Dear Ms. Blume,

We refer to our letter dated May 18, 2007. We confirm that we would provide detailed reconciliation of Indian GAAP profit reconciled to US GAAP profit for our insurance entities in all future filings.

If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157 (rakesh.jha@icicibank.com) or to contact Margaret Tahyar at 011-33-1-56-59-36-70 (Margaret.tahyar@dpw.com).

Sincerely yours,

/s/ Rakesh Jha Rakesh Jha Deputy Chief Financial Officer

cc:	Manoj Kumar Vijai, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell